

SportBLX THOROUGHBREDS owns equity interests in several horses including:

MAX PLAYER, a three-year old Honor Code colt and winner of the G3 Withers Stakes.

ADARA, a two-year old Empire Maker colt in training.

SWINGMAN, a two-year old Tonalist colt in training.

An **unnamed yearling filly** by Munnings out of an A.P. Indy mare.

INVEST AND CHEER!

SPORT BLX
THOROUGHBREDS

SportBLX Thoroughbreds owns 13.6% of the following race horses:



Max Player
(Honor Code – Fools in Love)



Swingman
(Tonalist – Eternal Grace)



Unnamed Filly
(Munnings – Indy Annestesia)

SportBLX Thoroughbreds is raising additional capital to buy an additional stake in MAX PLAYER and ADARA, a two-year old Empire Maker colt in training.



Adara
(Empire Maker – Mattie Camp)

MAX PLAYER











MAX PLAYER


MINUTES TO POST
TRACK CONDITION

Highlights

We believe Max Player has displayed outstanding ability at a young age with a running style similar to his sire, Honor Code, in which he falls behind the field early then closes with a flourish at the wire with an excellent turn of foot. He is the winner of two races of three starts showing a sequential improvement in Beyer figures while still racing greenly early in his races.

On February 1, 2020, Max Player romped in the Withers Stakes, a Grade III event at Aqueduct Racetrack, having earned 10 qualifying points for the Kentucky Derby. Max Player broke alertly, demonstrated resentment for kickback early in the race, then made a long, sustained bid that carried him to victory. He is being pointed next to the Grade 2, $750,000 Wood Memorial at Aqueduct on April 4. The well-bred Max Player became the first stakes winner for 2015 Eclipse Award-winning older horse Honor Code, who closed from out of the clouds to capture the Grade 1 Metropolitan Handicap and Grade 1 Whitney that year.

Triple Crown Trail

We believe Max Player can handle 10 furlongs and more and has shown a strong late kick in all three of his races. He is being pointed to the prep races for the Kentucky Derby having earned 10 qualifying points in the Withers. Ownership in SportBLX Thoroughbreds gives investors a shot at being part of the Triple Crown experience.

Purchase Right for Stallion Prospectors

Max Player has exceptional pedigree on both sides of his family. His dam, Fools in Love, has produced three stakes winners from her first three foals. His sire, Honor Code, is a dual Grade I winning champion from the last crop by A.P. Indy and stands for $30,000 at Lane's End. Owners of 5% of Max Player will have a right of first offer in a sale of Max Player. Please see the Offering Memorandum for more details.

Max Player

Own: Hall George E

Dk. b or b. c. 3 (Apr)
Sire: Honor Code (A.P. Indy) $30,000
Dam: Fools in Love (Not For Love)
Br: K & G Stables (Ky)
Tr: Rice Linda

Life	3	2	1	0	$173,500	86
2020	1	1	0	0	$137,500	86
2019	2	1	1	0	$36,000	72

D.Fst	2	1	1	0	$146,500	86
Wet(411*)	1	1	0	0	$27,000	72
Synth	0	0	0	0	$0	–
Turf(290)	0	0	0	0	$0	–

1Feb20–8Aqu	fst	1⅛	49	1:13^{4} 1:40^{1} 1:53^{4}	Withers-G3	86	3/8	6$^{3\frac{1}{4}}$	5$^{1\frac{3}{4}}$	6^{3}	3$^{\frac{1}{2}}$	1$^{3\frac{1}{4}}$	Davis D	L118 b	5.40	78–25	Max Player118$^{3\frac{1}{4}}$ Shotski123$^{\frac{1}{2}}$ Portos118$^{\frac{1}{2}}$	5–4w pursuit, edged cl
17Dec19–3Prx	sly^{S}	1	24^{1}	:48^{4} 1:14^{4} 1:40^{4}	Md Sp Wt 48k	72	3/6	5^{3}	5^{3}	2hd	1^{1}	1$^{4\frac{1}{4}}$	Rodriguez A R	L119 b	*1.00	75–30	MaxPlyer119$^{4\frac{1}{4}}$ IrishCork119$^{5\frac{3}{4}}$ ViolentTurbulence119$^{5\frac{1}{2}}$	4w bid turn, drew clr
12Nov19–5Prx	fst	1	24	:49^{3} 1:15^{4} 1:43^{2}	Md Sp Wt 45k	67	7/7	6$^{8\frac{1}{2}}$	6^{11}	4^{7}	2$^{3\frac{1}{2}}$	2$^{\frac{1}{2}}$	Rodriguez A R	L119	5.50	61–43	Ashraq119$^{\frac{1}{2}}$ Max Player119$^{4\frac{1}{2}}$ Violent Turbulence119^{6}	Finished well

WORKS: Jan24 Bel tr.t 5f fst 1:02^{4} B *7/16* Jan16 Bel tr.t 5f fst 1:03^{3} B *11/17* Jan6 Bel tr.t 4f fst :50^{3} B *72/130* Dec7 Prx 5f fst 1:01^{2} B *4/24*

MAX PLAYER

About the Sire

Honor Code (foaled March 2011) is a thoroughbred racehorse bred in Kentucky. He was sired by A.P. Indy, son of Triple Crown winner Seattle Slew and out of mare Weekend Surprise, who was sired by another Triple Crown winner: Secretariat. His dam is Serena's Cat, a granddaughter of Hall of Famer Serena's Song. Honor Code is known for his running style, in which he falls far behind the field early and closes with a rush to the wire. Honor Code's 2013 two-year-old debut saw him win from 22 lengths behind at Saratoga Race Course. He went on to win the Remsen Stakes and also finished second in the Champagne Stakes. He was considered a favorite for the 2014 Kentucky Derby, but an injury in March 2014 took him out of contention. Sidelined for much of 2014 by a leg injury, he returned to racing in November 2014 to win a 6 1/2 furlong allowance race/optional claiming race at Aqueduct Race Track. In March 2015, he returned to graded stakes racing by taking the Gulfstream Park Handicap running against the favorite, Private Zone, who had won the 2014 Grade I Cigar Mile Handicap. On June 6, 2015, Honor Code won the Metropolitan Handicap at Belmont Park, and later that year won the Whitney Handicap by a nose over Liam's Map. In the Eclipse Awards for 2015, Honor Code was named American Champion Older Dirt Male Horse.


BELMONT STAKES

MAX PLAYER 2017 Dark Bay/Brown Colt	Honor Code	A.P. Indy	Seattle Slew
			Weekend Surprise
		Serena's Cat	Storm Cat
			Serena's Tune
	Fools in Love	Not For Love	Mr. Prospector
			Dance Number
		Parlez	French Deputy
			Speak Halory



About the Dam

Fools in Love (foaled April 2006) is a brown mare bred in Maryland. She was sired by Not for Love, son of Mr. Prospector, notable sprinter and outstanding breeding stallion and leading broodmare sire in North America in multiple years. Her dam is Parlez by French Deputy, and she is a half-sister to multiple graded stakes winner and millionaire International Star and stakes winner D C Dancer. Fools in Love won 5 races of 23 starts including winning Orleans Stakes at Delta Downs and placing in the Maryland Million Lassie Stakes, Sorority Stakes and Colleen Stakes. She also broke her maiden at first asking. Fools in Love has proven to be an exceptional broodmare and is the dam of Seahenge, winner of the Champagne Stakes (G2). Fools in Love also produced Grade 3-placed Urban Bourbon and stakes-placed Frank's Folly. Fools in Love was sold in the 2017 Keeneland November Sale to England's Cheveley Park Stud Ltd for $1 million.


KEENELAND
HIP 514
NOT PREGNANT
$1,000,000



SWINGMAN

Highlights

Swingman is a homebred two year old Tonalist colt. Tonalist is a four-time Grade 1 winner and leading son of Champion sire Tapit. The G1 Belmont winner ran triple digit Beyers in 11 graded stakes starts, including the Cigar Mile (G1) and in repeat wins in the Jockey Club Gold Cup (G1). Tonalist's yearling colts average $60,375 at auction in 2019.

By **TONALIST** (2011), black type winner of 7 races, $3,647,000, Belmont S. [G1], Jockey Club Gold Cup S. [G1] twice, Cigar Mile H. [G1], Peter Pan S. [G2], Westchester S. [G3], 2nd Metropolitan H. [G1], Jim Dandy S. [G2], Suburban H. [G2], 3rd Travers S. [G1], Whitney S. [G1]. Son of Tapit [G1], leading sire 3 times. His first foals are 2-year-olds of 2019.

1st dam

ETERNAL GRACE (f. by Gilded Time). Winner at 2 and 3, $71,200, 2nd Sorority S. [L] (MTH, $20,000). Dam of 4 foals, all winners-- BYE BYE BERNIE (g. by Bernstein). 4 wins, $213,503 in N.A./U.S., 2nd 96ROCK S. (TP, $9,500), 3rd Kentucky Downs Turf Dash S. [L] (KD, $29,500); winner at 5, $210,250 in Canada, Nearctic S. [G2] (WO, $180,000), 3rd Connaught Cup S. [G2] (WO, $22,000). Total: $376,149. Joe Franklin (c. by Bernstein). 6 wins, 2 to 5, 2017, $229,952, 2nd Fred Cappy Capossela S. (AQU, $20,000), 3rd Jersey Shore S. [G3] (MTH, $10,000). Little Dipper (f. by Eskendereya). Winner at 2, 2017, $39,600, 2nd Sorority S. (MTH, $12,000), 3rd Colleen S. (MTH, $6,000). Smoldering Beauty. 3 wins, $108,020. Dam of Sitting Bull (c. by Artie Schiller) at 2, 2017, $26,438, 3rd Sunday Silence S., LAD, $6,600.

SWINGMAN 2018 Bay Colt	Tonalist	Tapit	Pulpit
			Tap Your Heels
		Settling Mist	Pleasant Colony
			Toll Fee
	Eternal Grace	Gilded Time	Timeless Moment
			Gilded Lilly
		One Fit Lady	Fit to Fight
			Elgin Lady

UNNAMED YEARLING FILLY



Highlights
We believe this **unnamed filly** will be an excellent runner and potential broodmare given her strong pedigree. Munnings is the fastest son of Champion Speightstown, who, in turn, is one of the fastest sons of Gone West. Munnings was an excellent sprinter with victories in the Woody Stephens and Tom Fool against older horses in 2009. Munnings' filly yearlings generated an average of $66,492 at auction in 2019. Indy Annestesia is by champion, A.P. Indy, out of an Indian Charlie mare.

By **MUNNINGS** (2006), [G2] $742,640. Sire of 6 crops, 33 black type wnrs, $26,444,630, including I'm a Chatterbox [G1] ($2,354,454), El Deal [G1] ($575,025), Om [G2] ($1,184,731), Catalina Red [G2] ($549,885), Free Rose [G2] ($410,050), Proforma [G3] ($509,490), Barkley [G3] ($363,625), Chief Cicatriz [G3] ($345,245), Fancy Dress Party [G3] (to 3, 2019).

1st dam [CHANGE]
INDY ANNESTESIA, by A.P. Indy. 2 wins at 4, $72,941. Dam of 4 registered foals, 3 of racing age, 2 to race, 2 winners-- Ocean Fury (c. by Stormy Atlantic). 3 wins at 3, 2019, $114,636. A I Initiative (g. by Artie Schiller). Winner at 4, 2019, $45,232.

Naming Right
Investors in the corporation will be eligible to submit names for the filly.

Unnamed 2019 Filly	Munnings	Speightstown	Gone West
			Silken Cat
		La Comete	Holy Bull
			La Gueriere
	Indy Annestesia	A.P. Indy	Seattle Slew
			Weekend Surprise
		Two Trail Sioux	Indian Charlie
			Quiet Trail

ADARA



Highlights

Adara was a $190,000 yearling purchase at the prestigious Fasig-Tipton Kentucky 2019 October Yearling Sale. He is being trained by Ken McPeek and currently resides at Magdalena Farms where he is being prepared for his two year old campaign. He is regally bred, sired by the classic winner, Empire Maker, out of Mattie Camp, who boasts the likes of Ghostzapper and City Zip in her lineage.

By **EMPIRE MAKER** (2000), [G1] $1,985,800. Sire of 13 crops, 61 black type winners, $106,835,615, including Royal Delta ($4,811,126, champion, Breeders' Cup Ladies' Classic [G1] twice, etc.), Pioneerof the Nile [G1] ($1,634,200), Emollient [G1] ($1,350,400), Grace Hall [G1] ($1,546,360), Bodemeister [G1] ($1,304,800), Mushka [G1] ($1,096,125), Acoma [G1].

1st dam

MATTIE CAMP, by Forest Camp. Winner in 2 starts at 2 and 3, $33,550. Dam of 7 foals of racing age, including a 2-year-old of 2019, four to race, all winners, including-- REALLY MR GREELY (c. by Horse Greeley). 2 wins at 2, $90,240, Hollywood Prevue S. [G3] (BHP, $60,000). Offshore (g. by Exchange Rate). 3 wins, 2 to 5, 2019, $83,770. Drew's Shot (c. by Trappe Shot). Winner at 2 and 3, 2019, $47,205.

ADARA 2018 Bay Colt	Empire Maker	Unbridled	Fappiano
			Gana Facil
		Toussaud	El Gran Senor
			Image of Reality
	Mattie Camp	Forest Camp	Deputy Minister
			La Paz
		Mattie Kate	Major Impact
			Thirty Zip

About SportBLX Thoroughbreds Corp.

SportBLX Thoroughbreds is a corporation which owns minority interests in several racehorses. **Max Player**, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and Triple Crown hopeful. **Adara**, a two-year old colt by Emprie Maker out of Mattie Camp (by: Forest Camp), is in training and being pointed to the races this year. **Swingman**, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races this year. An **unnamed yearling filly** by Munnings out of Indy Annestesia (by: A.P. Indy) is on the farm.

Highlights

We have designed SportBLX Thoroughbreds to provide accredited investors an opportunity to invest in a portfolio of well-bred racehorses. The corporation's line up is led by **Max Player**, a G3 Winner of two races in three starts, having never finished worse then second. Max Player is being pointed to the Kentucky Derby prep races. **Adara** is a well-bred colt by classic winner, Empire Maker. His Dam has produced winners a graded stakes winner and is in the same family as Baby Zip, City Zip and Ghostzapper. **Swingman** is a well-bred colt by classic winner, Tonalist, and stakes-placed mare, Eternal Grace. While Max Player contributes the majority of the value to the corporation today, the other three horses provide enhanced value potential to the overall corporation.

How Does it Work?

Investors in SportBLX Thoroughbreds will be purchasing an equity interest in a portfolio of horses managed by SportBLX, Inc. The portfolio of horses will be subject to standard training fee expenses as well as any other typical expenses necessary to manage and care for the horses. Money raised from the Offering plus purse winnings will be used to pay these expenses. (Please see the Offering Memorandum for details). At present, there is no intention to raise additional capital in the future from prospective shareholders to pay expenses. Additionally, excess cash received from purses may be used to make distributions to shareholders, and, or purchase additional horses which the investors will also share an equity stake in.

Purchase Right for Stallion Prospectors

All three colts have strong pedigrees on both sides of their families. Owners of 5% of SportBLX Thoroughbreds will have a right of first offer in a sale of any of the horses. Please see the Offering Memorandum for more details.

How is this Different than Other Syndicates?

SportBLX's goal is to bring the thrill of thoroughbred ownership to more people around the world. The corporation is designed to be a portfolio and an ongoing enterprise, providing investors diversification and potential enhanced liquidity in the future. Unlike other syndicate models, there is no markup from the syndicate manager. In addition, owners will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

Disclosure

Securities are offered through North Capital Private Securities, member FINRA / SIPC.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THE PRIVATE PLACEMENT MEMORANDUM IS ADVISABLE PRIOR TO INVESTING.

<u>Risks Related to our Business</u>
This is a very young company.

The company's performance is entirely dependent upon the performance of the horses it owns.

Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

Not all of the horses have been assigned to a specific trainer.

The company will be required to pay trainer fees and other outgoings with respect to the horses whether or not any of its horses win any races.

The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile.

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

The company may purchase insurance on its horse which could require company resources to be spent to cover any losses from the death or injury of a horse.

Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

The company may only own a minority interest in a horse and thus it may not have sufficient control regarding the training or racing of that horse.

RISK FACTORS

Risks Related to our Business (continued)
Competitive interests and other factors can have unforeseen consequences.

The company depends on a small management team and may need to hire more people to be successful.

Risks Related to this Offering and the Shares

Control of the company is in the hands of Sport-BLX, Inc.

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The offering price has been arbitrarily set by the company.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors cannot easily resell the securities.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Risks discussed in detail can be found in the Offering Memorandum and here.



GET IN
ON THE

ACTION



Henry W. Sullivan
hws@sportblx.com

Joseph A. De Perio
jad@sportblx.com



New York, New York
(212) 829-2888
sportblx.com